Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

January 27, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Trust”)
	1933 Act File No.:	033-00507
	1940 Act File No.:	811-04419

Dear Sir/Madam:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 101 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing.

The Amendment reflects a change in the name of the sub-adviser as a result of a change of control of the sub-adviser to an existing series of the Trust, Transamerica Clarion Global Real Estate Securities VP. The change of control of the sub-adviser was previously outlined in a supplement dated August 16, 2011 filed with the Commission on August 16, 2011 (SEC Accession No. 0000930413-11-005515) and an Information Statement dated September 6, 2011 filed with the Commission on September 9, 2011 (SEC Accession No. 0001193125-11-241011). This Amendment relates only to Transamerica Clarion Global Real Estate Securities VP.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins Senior Counsel